Exhibit 1

For Release

Compugen Reports Second Quarter 2008 Results

Ms. Dikla Czaczkes Axselbard named Chief Financial Officer.

TEL AVIV, ISRAEL, July 29, 2008 - Compugen Ltd. (NASDAQ: CGEN) today reported its results for the second quarter ending June 30, 2008.

Compugen President and CEO Mr. Alex Kotzer stated, “During this past quarter, the diversity of our unique prediction-based discovery efforts continued to be demonstrated with the disclosure of successful experimental validation results for novel biomarkers for the early preclinical detection of drug-induced kidney toxicity, for more than 10 drug target candidates for cancer antibody therapeutics, for a therapeutic peptide candidate for immune related diseases and for three G-Protein coupled receptor (GPCR) ligands.”

Mr. Kotzer continued, “More recently, Compugen announced the successful completion of in vitro and in vivo validation tests for CGEN-50001, a drug that has been marketed for many years in Europe for central nervous system indications such as depression. In these recently completed studies, the drug, which is neither marketed nor approved for usage in the US, was shown to significantly increase the effect of Tamoxifen, a frequently used drug for the treatment of estrogen receptor (ER) positive breast cancer. The beneficial impact of administering CGEN-50001 in this completely unrelated and very major medical condition was initially predicted in silico by our New Indications Discovery Platform. CGEN-50001 was then selected for further validation. Following the positive results, we are now planning a proof of concept human trial for this new usage as well as evaluating other drugs with potential new usages that have been predicted by this very powerful platform.”

Compugen also announced today the appointment of Ms. Dikla Czaczkes Axselbard as chief financial officer, succeeding Ms. Ronit Lerner who resigned from the Company. Ms. Czaczkes Axselbard served as director of finance for Compugen from 2002 through 2007, and as acting CFO since February 2008. Prior to joining Compugen, Ms. Czaczkes Axselbard was chief financial officer of Packet Technologies Ltd, a mobile internet security hardware and software startup company and before that an audit manager at Ernst & Young Israel. She holds an MBA in finance and a BA in accounting and economics, both from the Tel Aviv University, and is a certified public accountant in Israel.

Revenues for the second quarter of 2008 were $40,000 and for the six months ended June 30, 2008, were $321,000. No revenues were reported for either of the comparable periods of 2007.

The net loss for the most recent quarter was $3.0 million (including a non-cash expense of $416,000 related to stock based compensation) or $0.10 per share, compared with a net loss of $3.2 million (including a non-cash expense of $436,000 related to stock based compensation), or $0.11 per share, for the corresponding quarter of 2007. The net loss for the first six months of 2008 was $5.5 million (including a non-cash expense of $743,000 related to stock based compensation), or $0.19 per share, compared with a net loss of $6.3 million (including a non-cash expense of $1.2 million related to stock based compensation), or $0.22 per share, for the same period in 2007.

Research and development expenses of $2.4 million for the second quarter of 2008, compared to $2.3 million for the second quarter of 2007, remain the Company’s largest expense, representing approximately 70% of total expenses. These amounts are before the deduction of governmental and other grants, which totaled $169,000 for the second quarter ended June 30, 2008, compared with $293,000 for the corresponding quarter in 2007.

In view of the increase in the market value of the Company’s holding in Evogene Ltd, this amount is now shown as a separate line item in the Company’s consolidated balance sheets and was $4.6 million as of June 30, 2008 compared to $510,000 at year end 2007. Previously, the Company’s holding in Evogene was included in Other Assets.

As of June 30, 2008, Compugen had $12.6 million in cash, cash equivalents, deposits and marketable securities, a decrease of $4.6 million from the $17.2 million reported as of December 31, 2007.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its second quarter results on Tuesday, July 29, 2008 at 10:00 a.m. EDT. To access the conference call, please dial 1-866-345-5855 from the US or +972-3-918-0688 internationally. The call will also be available via live webcast through Compugen’s Website, located at www.cgen.com.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the US or +972-3–925-5944. The replay will be available until 12 noon EDT on August 1, 2008.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industries under milestone and revenue sharing agreements. The Company’s increasing inventory of powerful and proprietary discovery platforms is enabling the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. These discovery platforms are based on the Company’s decade-long focus on the predictive understanding of important biological phenomena at the molecular level. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. (TASE: EVGN.TA), to utilize the Company’s in-silico predictive discovery capabilities in the agricultural biotechnology field. For additional information, please visit Compugen’s corporate Website at www.cgen.com and Evogene’s corporate Website at www.evogene.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:
Marjie Hadad
Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	40	-	321	-

Cost of revenues	-	-	7	-

Research and development expenses	2,378	2,324	4,309	4,662

Less: governmental and other grants	(169)	(293)	(335)	(590)

Research and development expenses, net	2,209	2,031	3,974	4,072

Sales and marketing expenses	355	272	663	866

General and administrative expenses	700	623	1,514	1,176

Total operating expenses *	3,264	2,926	6,151	6,114

Operating loss	(3,224)	(2,926)	(5,837)	(6,114)

Financing income, net	259	227	361	503

Other income	11	5	27	14

Net loss from continuing operations	(2,954)	(2,694)	(5,449)	(5,597)

Loss from discontinued operations	(13)	(464)	(13)	(668)

Net loss	(2,967)	(3,158)	(5,462)	(6,265)

Basic and diluted loss per ordinary share from continuing operations	(0.10)	(0.09)	(0.19)	(0.20)

Basic and diluted loss per ordinary share from discontinued operations	-	(0.02)	-	(0.02)

Basic and diluted net loss per ordinary share	(0.10)	(0.11)	(0.19)	(0.22)

Weighted average number of ordinary shares outstanding	28,395,118	28,242,570	28,372,204	28,220,723

* Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30, 2008	December 31, 2007
	Unaudited	Audited

ASSETS

Current assets

Cash, cash equivalents, short term deposits and marketable
securities	12,513	15,082

Cash held in favor of other consortium partners	837	118

Trade receivables	44	40

Receivables and prepaid expenses	634	950

Assets related to discontinued operation	3	54

Total current assets	14,031	16,244

Long-term investments

Long term deposits and marketable securities	-	2,080

Investment in Evogene	4,644	510

Other assets	1,769	1,415

Property and equipment, net	1,217	1,417

Total assets	21,661	21,666

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued expenses	2,813	2,741

Deferred revenues	100	150

Liabilities related to discontinued operations	16	4

Total current liabilities	2,929	2,895

Long-term liabilities

Accrued severance pay	1,912	1,486

Other long-term liabilities	20	-

Total long-term liabilities	1,932	1,486

Total shareholders' equity	16,800	17,285

Total liabilities and shareholders' equity	21,661	21,666